January 17, 2007

Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Joint Insured Fidelity Bond of
Premier VIT (File No. 811-8512)
Municipal Advantage Fund Inc. (File No. 811-7532)
Fixed Income SHares (File No. 811-9721)
PIMCO Municipal Income Fund (File No. 811-10377)
PIMCO California Municipal Income Fund (File No. 811-10379)
PIMCO New York Municipal Income Fund (File No. 811-10381)
PIMCO Municipal Income Fund II (File No. 811-21076)
PIMCO California Municipal Income Fund II (File No. 811-21077)
PIMCO New York Municipal Income Fund II (File No. 811-21078)
PIMCO Municipal Income Fund III (File No. 811-21187)
PIMCO California Municipal Income Fund III (File No. 811-21188)
PIMCO New York Municipal Income Fund III (File No. 811-21189)
PIMCO Corporate Income Fund (File No. 811-10555)
PIMCO Corporate Opportunity Fund (File No. 811-21238)
Nicholas-Applegate Convertible & Income Fund (File No. 811-21284)
PIMCO High Income Fund (File No. 811-21311)
Nicholas-Applegate Convertible & Income Fund II (File No. 811-21338)
PIMCO Floating Rate Income Fund (File No. 811-21374)
PIMCO Floating Rate Strategy Fund (File No. 811-21601)
NFJ Dividend, Interest & Premium Strategy Fund (File No. 811-21417)
Nicholas-Applegate International & Premium Strategy Fund (File No. 811-21724)
PIMCO Global StocksPLUS & Income Fund (File No. 811-21734)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment management investment companies (the ‘‘Funds’’) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, is the documentation regarding the remaining excess layers of Fidelity Bond coverage issued by the following insurance companies:

(i)	First Excess Layer issued by Federal Insurance Company for $25 million is attached under Exhibit 1;

(ii)	Second Excess Layer issued by Continental Casualty Company for $15 million is attached under Exhibit 2;

(iii)	Third Excess Layer issued by St. Paul Mercury Insurance for $10 million is attached under Exhibit 3;

(iv)	Fourth Excess Layer issued by Great America Insurance Company for $25 million is attached under Exhibit 4;

(v)	Fifth Excess Layer issued by Axis Reinsurance Company for $10 million is attached under Exhibit 5;

(vi)	Sixth Excess Layer issued by Arch Specialty for $5 million is attached under Exhibit 6; and

(vii)	Seventh Excess Layer issued by Lloyds of London for $50 million is attached under Exhibit 7.

The initial joint insured Fidelity bond filing was made on September 1, 2006, where the following documents were provided:

(i)	A copy of the Fidelity Bond Binder (the ‘‘Bond’’), effective July 1, 2006, issued by National Union Fire Insurance Company, the primary policy for $25 million; First Excess Layer issued by Federal Insurance Company for $25 million; Second Excess Layer issued by Continental Casualty Company for $15 million; Third Excess Layer issued by St. Paul Mercury Insurance for $10 million; Fourth Excess Layer issued by Great America Insurance Company for $25 million; Fifth Excess Layer issued by Axis Reinsurance Company for $10 million; Sixth Excess Layer issued by Arch Specialty for $5 million and Seventh Excess Layer issued by Lloyds of London for $50 million, insuring the Funds;

(ii)	A copy of the executed joint Fidelity Bond Agreement between the joint insureds in accordance with Rule 17g-1(f);

(iii)	A copy of the resolutions of a majority of Trustees of each Board who are not ‘‘interested persons’’ of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund; and

(iv)	A Rule 17g-1 Minimum Amount of Bond worksheet showing the amount of a single insured bond which each Fund would have to maintain, had it not been named as an insured under the joint Bond.

Premiums for the Bond have been appropriately paid from July 1, 2006 through the period ending July 1, 2007.

If there are any questions regarding this filing, please contact the undersigned at (212) 739-3222.

Very truly yours,

Thomas J. Fuccillo
Secretary and Chief Legal Officer